CONTRAN CORPORATION
                              Three Lincoln Centre
                                5430 LBJ Freeway
                                   Suite 1700
                            Dallas, Texas 75240-2697


                                  June 26, 2001


Mr. J. Landis Martin
President and Chief Executive Officer
Titanium Metals Corporation
1999 Broadway, Suite 4300
Denver, Colorado  80202

Dear Mr. Martin:

     Contran Corporation and Valhi, Inc. own 4,109,159 shares and 326,364 shares, respectively, of the common stock of Keystone Consolidated Industries, Inc. Together such ownership represents approximately 44% of the outstanding shares of Keystone.

     As we have previously discussed, Keystone's financial results and capital structure have been negatively affected by the prolonged downturn in the domestic steel industry and the industry's inability to compete effectively with lower cost foreign source imports. After reviewing various strategic alternatives, Contran and Valhi have concluded that a sale of the Keystone shares held by Contran and Valhi is desirable. Therefore, Contran and Valhi each hereby offer to sell their respective Keystone shares to TIMET for an aggregate price of $41,091.59 and $3,263.64, respectively, ($.01 per share).

     If you or other members of TIMET's management have any questions regarding this matter, please contact me at (972) 450-4216 or Bobby D. O'Brien at (972) 450-4261.

                                        Sincerely,


                                        Steven L. Watson
                                        President